Filed Pursuant to Rule 433
Registration Statement No. 333-233303

Monopar Therapeutics Corporate Presentation



Monopar Therapeutics

September 2019

Disclaimer

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from JonesTrading Institutional Services LLC by calling (212) 907-5332, or by e-mailing Compliance@jonestrading.com. The registration statement relating to our securities has not yet become effective and the securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

An investment in our common stock is subject to a number of risks that should be considered by a prospective purchaser. See "Risk Factors" in the prospectus.

This presentation is not intended to constitute, and should not be construed as investment advice. No representation or warranty is made as to the accuracy or completeness of the information or analysis in this presentation.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This presentation includes forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believe," "estimate," "project," "anticipate," "expect," "seek," "predict," "continue," "possible," "intend," "may," "might," "will," "could," would" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our product candidates, research and development and clinical trial plans, commercialization objectives, prospects, strategies, the industry in which we operate and potential collaborations. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this presentation. We assume no obligation to update or correct the information contained in this presentation, whether as a result of new information, future events or otherwise, except to the extent legally required.

Investment Highlights

- Clinical stage biopharmaceutical company focused on the development and commercialization of oncology and oncology supportive care medicines
- Therapeutic pipeline addressing multiple unmet medical needs that represent large market opportunities
  - Validive® for severe oral mucositis (SOM) in oropharyngeal cancer (OPC) is Phase 3 ready
  - Camsirubicin is a novel doxorubicin analog, Phase 2 stage, being developed for 1st line advanced soft tissue sarcoma (ASTS). Designed to retain anticancer activity without the cardiotoxicity
  - MNPR-101 is a humanized monoclonal antibody (mAb) to the urokinase plasminogen activator receptor for the treatment of advanced cancers, Pre-IND
- In-licensing strategy which leverages existing scientific and clinical data mitigates the risk of clinical development and is capital efficient
- Executive team with deep clinical, M&A, and commercialization experience

Clinical Pipeline

	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Status
Validive	*Radiation induced SOM in OPC*	■	■	■		Completed Phase 2 Trial, Phase 3 ready
Camsirubicin	*Advanced Soft Tissue Sarcoma*	■	■	■		Phase 2 Data in Soft Tissue Sarcoma, Collaboration with GEIS for larger Phase 2
MNPR-101	*Advanced Solid Cancers*	■				Pre-IND

Experienced Management

Strong management team with industry expertise in all phases of drug development

Christopher M. Starr, PhD Co-Founder, Executive Chairman	▪ Co-Founder, Former CEO and board member of Raptor Pharmaceuticals (RPTP) – Developed PROCYSBI® for nephropathic cystinosis through clinical trials to commercialization – Raised $200M in public markets, sold to Horizon Pharma (HZNP) for $800M ▪ Co-Founder, Former SVP/CSO, Head of R&D, Manufacturing/Quality/Regulatory of BioMarin Pharmaceutical (BMRN) – Oversaw the approval of three drugs	raptor BIOMARIN
Chandler D. Robinson, MD, MBA, MSc Co-Founder, Chief Executive Officer	▪ Co-Founder, Former CEO of Tactic Pharmaceuticals – Arranged for Named Patient Sales of Decuprate in EU / successfully sold WW rights – Decuprate (Phase 3) was acquired by Alexion for $764M ▪ UK Fulbright and Gates Scholar who co-developed and published in *Science* on Tactic's Wilson Disease drug Decuprate	BEAR STEARNS ONYX PHARMACEUTICALS Tactic Pharma, LLC
Andrew P. Mazar, PhD Co-Founder, Chief Scientific Officer	▪ Co-Founder and Former Chief Scientific Officer of Tactic Pharmaceuticals – Invented and developed Decuprate ▪ >27 years translational experience in oncology ▪ Co-inventor of several oncology drugs currently in development, and co-author on 118 peer-reviewed publications, 11 reviews and 6 book chapters	Tactic Pharma, LLC Abbott
Kim R. Tsuchimoto Chief Financial Officer	▪ Former CFO of Raptor Pharmaceuticals; acquired by Horizon Pharma (HZNP) ▪ Former VP, Treasurer at BioMarin	raptor BIOMARIN
Patrice Rioux, MD, PhD Chief Medical Officer	▪ Former Chief Medical Officer of Raptor Pharmaceuticals ▪ Responsible for securing regulatory approval of PROCYSBI® in the US and EU	edison raptor Biogen REPLIGEN

Validive®

Monopar Therapeutics

OPC Treatment Causes Debilitating Severe Oral Mucositis



Grade 0
No change
Grade 1
Soreness/ erythema
Grade 2
Erythema, ulcers; can eat solid food
Grade 3
Ulcers; requires liquid diet only
Grade 4
Alimentation (nourishment) not possible

- Chemoradiotherapy causes severe oral mucositis (SOM) in patients being treated for oropharyngeal cancer (OPC)
  - Radiation treatment, and especially chemoradiation, is the Standard-of-Care in patients with OPC
  - No preventative treatment for SOM in OPC, or any head and neck cancer (HNC), is currently approved
- SOM is caused by inflammation and ulceration of the oral mucosa induced by radiotherapy
  - OPC patients have higher risk of developing SOM than patients with other types of HNC
- SOM often leads to complications that negatively affect clinical outcomes
  - Early termination or interruption of treatment
  - Increased hospitalization during and after treatment
  - Post-treatment toxicities such as dysphagia, trismus, and aspiration-induced lung injury
- Majority of HNC cases in US are OPC (incidence of OPC ~40,000 for 2019)
  - Increasing due to oral human papillomavirus (HPV) epidemic, a major driver of OPC

Validive Overview

- The active ingredient of Validive®, clonidine, has a well-established safety profile
- Validive is a tasteless muco-adhesive buccal tablet (MBT) administered once daily, resulting in an extended release of clonidine into the local oral mucosa
- Validive's novel formulation for clonidine delivers sustained high/local concentrations of the drug to the oropharynx while minimizing systemic absorption
- Validive therapy is started on day 1 of radiation treatment and continued daily through the completion of treatment

Administered by affixing to upper gum



Dissolves slowly over several hours, resulting in the extended release of clonidine into the oropharynx



Validive Mechanism of Action Targets Cause of SOM in OPC

Without Validive

OPC patient receives radiation therapy


RADIATION THERAPY
α-2 adrenoceptors
Macrophage accumulation in OPC patients
Cytokine release

SOM

With Validive

OPC patient receives radiation therapy


RADIATION THERAPY
α-2 adrenoceptors bound to Validive active ingredient, clonidine
Macrophage accumulation in OPC patients
Decreased cytokine release

Reduced incidence, delayed time-to-onset, and decreased duration of SOM

Validive Phase 2 Instructs our Phase 3 Trial Design in OPC

- International randomized, double-blind, placebo controlled three-arm study of all HNC, regardless of anatomical location of disease (N=183)
  - SOM developed in fewer patients receiving Validive (45%) than in patients receiving placebo (60%)
- Favorable safety profile
  - Occurrence of adverse events similar between placebo and Validive patients
- Superior outcomes and dose response observed in patients with OPC (N=64)

Reduced Incidence

- Validive has shown a reduction in the incidence of SOM in patients with OPC
- Reduced incidence of SOM may lower the risk of acute and chronic comorbidities and improve quality of life



Incidence of SOM
70%
60%
50%
40%
30%
65.2%
45.0%
38.9%
Placebo
50 µg
100 µg
Validive

Delayed Time to Onset

- Validive has demonstrated the ability to delay the time to onset of SOM
- Prolonging time to onset of SOM may lead to fewer missed chemoradiotherapy treatments, resulting in improved overall survival outcomes

Placebo	Validive 50µg	Validive 100µg
37 days	45 days	N.D.*

Decreased Duration

- Validive has shown a decrease in the median duration of SOM in OPC patients
- Reduced duration of SOM may result in lower risk of malnourishment and feeding tube intervention, and fewer treatment terminations/delays

Placebo	Validive 50µg	Validive 100µg
17 days	0 days	0 days

* Not determined: median was not reached as too few patients developed SOM

Individual OPC Patient Phase 2 Data Shows Positive Dose Response


Week 12 - per protocol end of study
Active CRT (weeks)
Follow-up (weeks)
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17
Placebo
No SOM
SOM
* = Study discontinuation
50µg Validive
No SOM
SOM
* = Study discontinuation
100µg Validive
No SOM
SOM
* = Study discontinuation

Adaptive Phase 3 Design Allows for Optimal Responder Enrichment

- Adaptive Phase 3 trial design stratified based on HPV status (N=250), confirmatory second trial (N=200)
- Phase 3 program is powered based on Phase 2 results in OPC patients
- Primary endpoint is incidence of SOM in OPC
  - The adaptive design first trial is planned to have an interim analysis after approximately 12 months
- Secondary endpoints will be supportive for clinical benefit
  - Includes total number of days of SOM per patient (i.e. duration) and risk of onset of SOM (which is based on time to onset)

- Interim analysis approximately 12 months from first patient first visit
- Drug Monitoring Committee will recommend continued accrual into 1 of 2 zones or termination of the study due to futility

Favorable Zone

- Continue in all OPC

Enrichment Zone

- Enrich for HPV+ OPC only

Futility

- Stop enrollment and terminate trial

Validive Compares Favorably to the Other Late Stage SOM Therapies

	Validive	Dismutase Mimetic
API	FDA approved, used in patients for several decades	Not approved, in development in various indications since 2002
Route of Administration & Dosing	Oral adhesive tablet; Once per day, dissolves over several hours	IV; Once per day (M-F), 1 hr infusion that must be completed within 1 hr prior to radiation treatment
Safety	Well-known molecule; Local delivery → low dose; Limited systemic exposure	Systemic effects; MOA is of potential concern as radiation treatment works through reactive oxygen species
505(b)(2) Pathway possible	Yes	No



Incidence of SOM
% of patients
70
65
60
55
50
45
40
35
30
Placebo
Phase 3 Dose
Duration of SOM
(Median)
days
20
18
16
14
12
10
8
6
4
2
0
Ø
Placebo
Phase 3 Dose
Time to Onset of SOM
(Median)
days
70
60
50
40
30
20
10
0
Not Reached
Placebo
Phase 3 Dose
Dismutase Mimetic
Validive

Camsirubicin

Monopar Therapeutics

Camsirubicin and the Significant Advanced STS Opportunity

- Camsirubicin (MNPR-201) has a great opportunity to replace doxorubicin as 1st line for ASTS (Advanced Soft Tissue Sarcoma)
  - Camsirubicin has shown anti-cancer activity in Phase 1, as well as in Phase 2 first line ASTS
  - MOA of anti-cancer activity is clear as it is an analog of doxorubicin, designed to retain the anti-cancer activity without the irreversible cardiotoxicity of doxorubicin
- A large void was recently created in 1st line ASTS
  - Lilly's Lartruvo was recently pulled from the market after being granted accelerated approval a little over two years ago based on its open label Phase 2 study
  - No drug had shown superiority over doxorubicin since it was approved decades ago for ASTS. Physicians in the US and abroad were excited, and sales of Lartruvo quickly reached >$300M in annual revenue by its second year on the market (2018)
  - 1st line for ASTS is back to doxorubicin monotherapy
- Camsirubicin has potential for accelerated approval given historical precedent and MOA is well known

Camsirubicin



O
OH
OH
OH
O
NH
OH
O
O
OH
NH2

Background on ASTS and Camsirubicin

- In 2018, there were an estimated 13,040 new cases of soft tissue sarcoma (STS) in the US, and approximately 5,150 deaths from STS, mainly from metastatic disease
- Doxorubicin is the current 1st line treatment
  - Clear dose response for doxorubicin in ASTS, but cumulative dose is restricted due to irreversible cardiotoxicity (high dose 75 mg/m^2 response rate of 37% vs. low dose 45 mg/m^2 response rate of 18%)
  - Median overall survival in ASTS is around 12-15 months
- Camsirubicin was designed specifically to modify doxorubicin at 5 and 13 positions to mitigate cardiotoxicity and increase selectivity for topoisomerase IIα over IIβ, while retaining anticancer activity
  - The objective is to achieve superior efficacy to doxorubicin by being able to use this novel analog without restriction on cumulative dose (to take advantage of dose response, to dose higher and longer)
  - Orphan drug designation in the US, application submitted in the EU

Camsirubicin: Evidence of Activity with Minimal Cardiotoxicity

- Preclinical data demonstrate Camsirubicin lacks cardiotoxicity compared to doxorubicin
- Phase 1 dose escalation trial completed in patients with advanced solid tumors
  - No evidence of irreversible cardiotoxicity, and clinical benefit observed in the higher-dose patients
  - Preliminary evidence of antitumor activity in leiomyosarcoma provided rationale for Phase 2
  - No growth factor support given, DLT was neutropenia
- Phase 2 open-label trial completed in unresectable metastatic soft tissue sarcoma
  - All patients given growth factor support, so MTD not reached, yet still showed results comparable to historical doxorubicin data
  - Camsirubicin administered for up to 16 cycles* (doxorubicin limited to 6-8 cycles for entire lifetime)
  - No evidence of irreversible cardiotoxicity, and clinical benefit correlated with higher cumulative dose
  - Suggests potential to administer without restriction on cumulative dose

Rabbit Atria Model of Cardiotoxicity



Cardiac Contractility, percent of control
100
80
60
40
20
0
0
50
100
150
200
250
300
350
Concentration (micromolar)
Doxorubicin
Camsirubicin
Control

Phase 1 Endpoint	Result
% patients with clinical benefit (PR+SD)	55.0%

Phase 2 Endpoint	Result
% patients with clinical benefit (PR+SD)	52.6%
Progression free survival at 6 months†	38%

† doxorubicin 6 month PFS of 25, 33, and 23% in three separate studies

*One patient received 20 cycles on compassionate use

DLT = Dose-Limiting Toxicity; MTD = Maximum Tolerated Dose

International Collaboration for Camsirubicin Trial

- Entered into a clinical trial collaboration with the Spanish Sarcoma Group (GEIS)
- GEIS to conduct a multi-country, randomized, open-label Phase 2 trial in 1st line ASTS, planned to enroll approximately 170 patients over about 2 years
- Established precedent for accelerated approval



Cycles 6
Cycles 7+
Camsirubicin Lead-in
Advanced STS not amenable to surgery or radiation treatment
Start at 265 mg/m² and give G-CSF
• Dose escalate to establish MTD / Recommended Phase 2 Dose (RP2D)
Camsirubicin Ph2
Same population as Lead-in
Two tailed α = 0.05, 80% power
Randomize
Camsirubicin RP2D dosed q21d
Continue until PD or unacceptable toxicity
No restriction on total cumulative dose
Doxorubicin 75 mg/m² q21d
No maintenance due to lifetime restriction
Optional camsirubicin monotherapy after progression

Primary endpoint: PFS
Secondary endpoints: OS and ORR

MNPR-101

Monopar Therapeutics

MNPR-101: A Novel Monoclonal Antibody for Advanced Cancers

- Humanized monoclonal antibody (mAb) to urokinase plasminogen activator receptor (uPAR)
  - Well-characterized cancer therapeutic target overexpressed in many deadly cancers
  - Targets key factors in growth and metastasis of tumors
  - Potential to enhance antitumor activity of chemotherapy, targeted agents, and immunotherapies
- Phase 1 human PET imaging data for uPAR expression demonstrates tumor-selective expression[1]
  - uPAR expression observed in primary and metastatic tumors in patients
  - Consistent with histology data that shows uPAR expression is rarely detected in most normal quiescent human tissues
  - Potential use of MNPR-101 as a targeting agent for radiopharmaceuticals, ADCs


CT
PET
Breast Tumor

[1] Skovgaard et al., 2017

MNPR-101: Potential as Standalone or Combination Therapeutic

- Novel binding properties of MNPR-101 are key to anti-cancer mechanism
  - MNPR-101 represents a novel approach for drug targeting of uPAR as it does not interfere with normal binding of uPA to uPAR
  - Blocks the CD11b (αM)-uPAR interaction, a possible regulator of tumor immunity expressed by myeloid derived suppressor cells
  - Blocks signaling of multiple oncogenes including activated MAPK, AKT, MEK, and FAK
  - Mediates ADCC
- Pre-IND asset: Phase 1a/1b trial in indications where uPAR expression is highly prevalent
  - Explore novel combinations in Phase 1b expansion trial
  - Pancreatic, glioblastoma, metastatic breast cancer, metastatic melanoma, ovarian cancers

Source: Bauer *et al.*, Cancer Res. 2005; 65:7775-81, Kenny *et al.*, Clin Cancer Res 2011; 17: 459-71

Pancreatic Cancer
L3.6pl xenograft



Tumor Volume (mm3)
5000
4000
3000
2000
1000
0
Vehicle
Gemcitabine
MNPR-101
Gemcitabine + MNPR-101

Ovarian Cancer
CaOV3 xenograft



# of Tumors
80
60
40
20
0
Vehicle
Paclitaxel
MNPR-101
Paclitaxel + MNPR-101

Financial Overview

Cash Balance (as of 6/30/2019)	$5.1 million
Current Annual Cash Burn	~$4.0 million
Debt (as of 6/30/2019)	-
Basic Shares Outstanding (as of 6/30/2019)	9.3 million
Fully Diluted Shares Outstanding (as of 6/30/2019)*	10.4 million

*Consists of common stock plus outstanding stock options

Investment Highlights and Upcoming Milestones

	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Status
Validive	*Radiation induced SOM in OPC*					Completed Phase 2 Trial, Phase 3 ready
Camsirubicin	*Advanced Soft Tissue Sarcoma*					Phase 2 Data in Soft Tissue Sarcoma, Collaboration with GEIS for larger Phase 2
MNPR-101	*Advanced Solid Cancers*					Pre-IND

Event	Timing
First Patient dosed in Validive Phase 3 First Patient dosed in Camsirubicin Phase 2	**0-6 months**
Initiate ongoing updates from open-label Camsirubicin Phase 2, such as dose escalation results	**6-12 months**
Interim analysis of Validive Phase 3 trial Initiate second Validive Phase 3 trial	**12-18 months**
Interim analysis of Camsirubicin Phase 2 trial	**18-24 months**
Topline Validive Phase 3 first trial data readout Topline Camsirubicin Phase 2 trial data readout	**24-30 months**
Initiate Validive rolling NDA submission with Fast Track	**30-36 months**

Monopar Therapeutics Inc.

Monopar Therapeutics